

JEFFREY HATCHER, MD · 3rd

Medical Director, Board Member OneCare, Inc

Batesville, Indiana · 41 connections · **Contact info**

 **OneCare, Inc.**

**Wright State Univers...
Boonshoft School of...**

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Onecare, Inc.

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Medical Director, Board Member
OneCare, Inc.
Jul 2019 – Present · 1 yr
Batesville, Indiana, United States



Director High Risk Hospitalist Program St Vincent Women's Indianapolis
Obstetrics & Gynecology of Indiana, P.C. · Contract

Oct 2017 – Present · 2 yrs 9 mos

Physician
Margart Mary Community Hospital, Batesville IN
Nov 2009 – Present · 10 yrs 8 mos

Education

 **Wright State University Boonshoft School of Medicine**

Interests

 **Modern Healthcare**
768,974 followers

 **OneCare, Inc.**
80 followers

 **Axia Women's Health**
1,055 followers

 **Centers for Medicare & Medicai...**
281,460 followers

 **IRHA Indiana Rural Health Associ...**
816 followers

 **American Association for Physi...**
11,184 members